UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 1-8951

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

M.D.C. HOLDINGS, INC.

401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M.D.C. HOLDINGS, INC.

4350 South Monaco Street

Denver, CO 80237

M.D.C. HOLDINGS, INC. 401(k) SAVINGS PLAN

Page No.
(a) Financial Statements and Supplemental Schedules

Reports of Independent Registered Public Accounting Firms	1-2

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008	4

Notes to Financial Statements	5-14

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	16

Schedule H, Line 4j – Schedule of Reportable Transactions	17

Signatures	18

Exhibits

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Board of Directors

M.D.C. Holdings, Inc.

401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of M.D.C. Holdings, Inc. 401(k) Savings Plan (“Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the financial statements but as supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Eide Bailly LLP

Greenwood Village, Colorado

June 25, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

M.D.C. Holdings, Inc.

401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of M.D.C. Holdings, Inc. 401(k) Savings Plan (“Plan”) as of December 31, 2007. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 in conformity with accounting principles generally accepted in the United States.

/s/ GORDON, HUGHES & BANKS, LLP

Greenwood Village, Colorado

June 4, 2008

M.D.C. HOLDINGS, INC.

401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
ASSETS
Cash and cash equivalents	$118,072	$152,718

Investments, at fair value:
Common stock of plan sponsor	7,015,295	11,702,516
Collective trust	15,430,146	17,075,926
Mutual funds	35,601,668	64,385,163
Participant loans	1,359,996	1,546,226

Total investments	59,407,105	94,709,831

Employer contributions receivable	356,214	856,728

Total assets	59,881,391	95,719,277

LIABILITIES
Excess contributions due to participants	872	115,208

Net assets available for benefits at fair value	59,880,519	95,604,069
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	694,576	105,191

Net assets available for benefits	$60,575,095	$95,709,260

See accompanying notes to financial statements.

M.D.C. HOLDINGS, INC.

401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008
Additions to net assets attributed to:
Investment income (loss):
Interest and dividends	$2,263,162
Net depreciation in fair value of investments	(23,336,095)

Net investment loss	(21,072,933)

Contributions:
Employer – Cash	356,214
Employee	5,314,624
Rollovers	190,710

Total contributions	5,861,548

Total additions, net of investment loss	(15,211,385)

Deductions from net assets attributed to:
Payment of plan benefits and other distributions	19,736,363
Administrative expenses and fees	186,417

Total deductions	19,922,780

Net decrease in net assets available for benefits	(35,134,165)
Net assets available for plan benefits, at beginning of year	95,709,260

Net assets available for plan benefits, at end of year	$60,575,095

See accompanying notes to financial statements.

M.D.C. HOLDINGS, INC.

401(k) SAVINGS PLAN

Notes to Financial Statements

1.	Description of Plan

The following description of the M.D.C. Holdings, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions. This document describes the Plan during 2008 and 2007.

General

The Plan was initially adopted effective January 1, 1992 and amended several times, the most recent of which was adopted October 29, 2008, effective January 1, 2008. The Plan is a defined-contribution plan available to all eligible employees of M.D.C. Holdings, Inc. and its subsidiaries (the “Company” or “MDC”) who, among other things, are age 21 or older. However, employees hired prior to January 1, 2009, must have completed six months of employment, as defined in the Plan. The Plan was established under the provision of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

As amended on October 29, 2008, the Plan provides for:

•	A reduction in the eligibility waiting period from six months to the first of the month following the date of hire beginning in 2009.
•	A fixed match of fifty cents ($0.50) per dollar up to 4% of pay beginning in 2009.
•	Matching contributions to be made each payroll period.
•	Acceleration of the vesting schedule to allow for 20% vesting after one year of service for plan years after 2008.

Contributions

Eligible participants may contribute an amount up to 100% of their pre-tax annual compensation as elected in their salary deferral agreements. Salary deferral agreements shall be made, terminated or changed according to procedures and limitations set up by the Plan Administrator and the Plan document.

Deferral contributions shall not exceed certain limits as set forth by the IRC ($15,500 in 2008 and 2007). The Internal Revenue Service generally adjusts this limitation each year for cost-of-living increases. Participants may change their contribution percentage throughout the year. A participant may cease making pre-tax contributions at any time. In accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001, those employees age 50 or older are allowed additional catch up contributions of $5,000 in 2008 and 2007.

M.D.C. HOLDINGS, INC.

401(k) SAVINGS PLAN

Notes To Consolidated Financial Statements (Continued)

For the twelve months ended December 31, 2008, the Company made matching contributions in a discretionary amount that was determined by resolution of the Company’s Board of Directors and was paid in February 2009. For 2009, the Company will make matching contributions in an amount equal to 50% of a participant’s elective deferrals that do not exceed 4% of the participant’s qualifying salary. The Company also may make discretionary profit sharing contributions.

The Company’s matching and profit sharing contributions are to be made in cash. Total annual additions (not including catch-up contributions) under the Plan and any other defined contribution plans sponsored by the Company are limited to the lesser of $46,000 or 100% of a participant’s annual eligible compensation in 2008 and $45,000 or 100% of a participant’s annual eligible compensation in 2007.

Rollover contributions transferred from other qualified retirement plans or from Individual Retirement Accounts are accepted as permitted by the Plan document.

Participant Eligibility

During 2008, employees of MDC were eligible to participate in the Plan:

•	When they attain age 21;
•	For years 2008 and 2007, when they have completed 6 months of service;
•

Who are not governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining, unless such agreement expressly provides for participation in this Plan; or

•	Who are not certain non-resident aliens who have no earned income from sources within the United States.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contributions, if any, Plan earnings and losses and rollover contributions. Plan earnings and losses are allocated by funds based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund.

Forfeitures

Forfeitures result from the non-vested portion of the account balances attributable to employer contributions remaining in the Plan for all terminated employees. Upon reaching a break-in-service, as defined in the Plan document, amounts forfeited by participants are added to any accumulated forfeitures in the Plan. Forfeitures are available to offset employer contributions or to pay Plan expenses in accordance with the Plan document. Forfeited non-vested Company contributions in the amount of $688,477 and $863,585 are included as a component of net assets available for benefits as of December 31, 2008 and 2007, respectively. The Company used $707,628 of the December 31, 2008 forfeiture balance to partially offset the 2008 Company contribution made in February 2009. During the 2008 Plan year, $3,023 of forfeitures were utilized to pay Plan administrative expenses.

M.D.C. HOLDINGS, INC.

401(k) SAVINGS PLAN

Notes To Consolidated Financial Statements (Continued)

Vesting

Participants are 100% vested in their deferral contributions, rollover contribution and the allocated earnings thereon. Effective January 1, 2008, a participant’s vested interest in the Company’s matching contribution is based upon the participant’s years of service as follows:

Years of Service	Vested %
Less than 1 year	0%
After 1 year	20%
After 2 years	40%
After 3 years	60%
After 4 years	80%
After 5 years	100%

In the case of a Participant who is not an Eligible Employee on January 1, 2009, with respect to contributions attributable to service performed prior to January 1, 2009, a Participant’s vested percentage in his Matching Contributions Account and Profit Sharing Contributions Account shall be determined under the following vesting schedule:

Years of Vesting Elapsed Time	Vested %
Less than 2 years	0%
After 2 years	40%
After 3 years	60%
After 4 years	80%
After 5 years	100%

However, pursuant to the Plan document, a participant’s vesting percentage in the Company’s matching contributions shall be 100% if any of the following conditions are met:

1.	the participant reaches normal retirement age (age 65);
2.	the participant has become totally and permanently disabled as defined by the Plan;
3.	the participant has died;
4.	termination of the Plan;
5.	partial-plan termination that affects the participant; or
6.	complete discontinuance by the employer of contributions to the Trust Fund.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions among any of the investment options offered by the Plan. Participants may change or transfer their investments at any time except that members of management, directors, or other insiders, as defined, must comply with the Company’s insider trading policy when transferring an investment out of the MDC stock fund (which has been frozen for new investments).

M.D.C. HOLDINGS, INC.

401(k) SAVINGS PLAN

Notes To Consolidated Financial Statements (Continued)

Payment of Benefits

A participant who has attained the age of 59 1/2, or has satisfied the terms for a financial hardship, may elect to commence distributions regardless of whether employed by the Company. The participant or beneficiary may elect to receive a lump-sum distribution. Distributions are subject to the applicable provisions of the Plan document.

The average deferral percentage of certain highly compensated employees exceeded that of non-highly compensated employees by more than the amount permitted by Section 401(k) of the IRC for the Plan years ended December 31, 2008 and 2007. Plan assets in the amount of $872 and $115,208 were identified as excess salary deferrals for highly compensated employees and have been reflected as a Plan liability to these participants at December 31, 2008 and 2007, respectively.

Expenses

The Plan pays all administrative expenses, which are incurred in connection with the Plan. These expenses totaled $186,417 for the year ended December 31, 2008.

Participant Loans

Participants are permitted to borrow a minimum of $1,000 of their vested benefits under the Plan. Participants may borrow up to the lesser of (1) $50,000, reduced by the applicant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made, or (2) 50% of the vested portion of the participant’s account. Loan transactions are treated as a transfer between the investment fund and the loan fund. The loans are secured by the participant’s vested account balance and bear interest at a commercially reasonable rate based on the terms and security for the loan. Interest rates on outstanding loans range from 5.0% to 10.0% as of December 31, 2008. Principal and interest are paid through approximately level payments made at least quarterly. Each participant may have only one loan outstanding at any time.

2.	Summary of Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive

M.D.C. HOLDINGS, INC.

401(k) SAVINGS PLAN

Notes To Consolidated Financial Statements (Continued)

investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investment portfolio, as detailed in the accompanying Statements of Net Assets Available for Benefits, is stated at fair value. Participant loans are valued at cost, which approximates fair value. The fair value of the guaranteed investment contracts held by the INVESCO Stable Value Trust is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

The net change in fair value of investments (net realized and unrealized depreciation in value of investments and dividends earned) is reflected in the accompanying Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Distributions of benefits are recorded when paid.

3.	Fair Value Measurement

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a single definition of fair value and a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan adopted the provisions of SFAS 157, as amended, effective January 1, 2008. The adoption of SFAS 157 did not have a material impact on the Plan financial statements.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier hierarchy that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels defined in SFAS 157 are as follows:

•	Level 1 — observable inputs that are based upon quoted market prices for identical assets or liabilities within active markets.

M.D.C. HOLDINGS, INC.

401(k) SAVINGS PLAN

Notes To Consolidated Financial Statements (Continued)

•

Level 2 — observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.

•

Level 3 — inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

FAS 157 requires that we describe the methodologies used to measure the fair value of assets and liabilities. These methodologies were consistently applied to all assets and liabilities carried as of December 31, 2008. We have described below the methodology used to measure each major category of assets and liabilities.

•	Mutual funds are valued at the total market value of the underlying assets provided by the trustee of the Plan and are classified within Level 1 of the valuation hierarchy.
•

M.D.C. Holdings, Inc. common stock is valued at the combined market value of the underlying stock based upon the closing price of the stock on its primary exchange times the number of shares held and the short-term cash component as of the measurement date and classified within Level 1 of the valuation hierarchy.

•

The fair value of the guaranteed investment contracts held by the INVESCO Stable Value Trust is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations and are classified within the Level 2 of the valuation hierarchy

•	Participant loans are valued at the outstanding principal balance plus accrued interest, which approximates fair value and are classified within Level 2 of the valuation hierarchy.

M.D.C. HOLDINGS, INC.

401(k) SAVINGS PLAN

Notes To Consolidated Financial Statements (Continued)

The following table presents the fair value of financial instruments as of December 31, 2008 by type of asset and by the SFAS 157 valuation hierarchy described above. The Plan has no assets or liabilities that are classified as Level 3 as of December 31, 2008.

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total as of December 31, 2008
Mutual funds	$35,601,668	$—	$35,601,668
Collective trust	—	15,430,146	15,430,146
M.D.C. Holdings, Inc. Common Stock	7,015,295	—	7,015,295
Participant loans	—	1,359,996	1,359,996

Total	$42,616,963	16,790,142	$59,407,105

4.	Investments

During 2008, the Custody of Plan investments and the reporting thereof were managed through an agreement with The AMVESCAP National Trust Company (“AMVESCAP”). The Plan’s reporting and recordkeeping were managed through an agreement with AMVESCAP Retirement, Inc. On July 17, 2005, AMVESCAP Retirement, Inc. was purchased by Merrill Lynch and became part of The Princeton Retirement Group, Inc. (“Princeton”), a subsidiary of Merrill Lynch. Princeton is a vendor accountable to JP Morgan Retirement Plan Services LLC (“JP Morgan”). Participants were allowed to direct their contributions for investments in a variety of investments funds offered through JP Morgan.

Beginning on April 1, 2009, the Custody of Plan investments and the reporting thereof are managed through an agreement with Charles Schwab Trust Company, a division of Charles Schwab Bank. The Plan’s reporting and record keeping are managed through an agreement with Schwab Retirement Plan Services, Inc. (“Schwab Retirement”). Participants now are allowed to direct their contributions for investments in a variety of investments funds offered through Charles Schwab & Co., Inc.

M.D.C. HOLDINGS, INC.

401(k) SAVINGS PLAN

Notes To Consolidated Financial Statements (Continued)

The fair market value of individual investments that represents 5% or more of the Plan’s total net assets available for benefits as of December 31, 2008 and 2007 are separately identified as follows:

	December 31,
	2008		2007
INVESCO Stable Value Trust	$14,404,918		$15,027,226
M.D.C. Holdings, Inc. Common Stock	7,015,295		11,702,516
American Europacific Growth	4,656,430		10,783,086
Vanguard S&P 500 Index	4,519,024		8,645,156
American Growth Fund of America	3,607,028		7,918,006
American Balanced Income Fund	3,553,175		6,021,219
JP Morgan Core Bond – Select	3,367,814		*
Royce Total Return – Institutional Class	3,200,384		6,541,668
Vanguard Windsor II Adm	*	*	6,138,617
JP Morgan Diversified Mid Cap Growth Fund	*	*	6,019,464

*	Investment was not held during the year.
**	Below 5% of the Plans total net assets available for benefits as of December 31, 2008.

During 2008, the Plan’s investments (including investments purchased and sold as well as held during the year) depreciated in fair value as follows:

Year Ended December 31, 2008
Common stock	$(1,205,947)
Mutual funds	(21,486,209)
Collective trust	(643,939)

$(23,336,095)

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

During the 2008 and 2007 Plan years, and due to a significant decrease in the number of Company employees, the Plan experienced a partial-plan termination. As a result, subsequent to December 31, 2008, the Plan reinstated and vested $97,238 of forfeitures and vested $63,396 of Plan assets that were still included in the Plan participant accounts at December 31, 2008 associated with the 2008 partial-plan termination. Additionally, during 2008, the Plan reinstated and vested $170,894 of forfeitures and vested $143,493 of Plan assets that were still included in the Plan participant accounts at December 31, 2007 associated with the 2007 partial-plan termination.

6.	Income Taxes

Prior to October 29, 2008, the Company adopted a standardized plan designed by AMVESCAP. This Plan has received a determination letter from the Internal Revenue Service dated August 30, 2001, stating that the Plan is qualified under Section 401(a) of the

M.D.C. HOLDINGS, INC.

401(k) SAVINGS PLAN

Notes To Consolidated Financial Statements (Continued)

IRC and, therefore, the related trust is exempt from taxation. On October 29, 2008, subsequent to this issuance of the determination letter, the Plan was amended.

However, the plan administrator believes the Plan document continues to qualify in form. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Employee contributions to the Plan are made from pre-tax earnings, as permitted by Section 401(k) of the IRC, and are subject to federal income taxes when distributed. Earnings from the Plan’s investments are not taxable to the participants until partial or complete distribution of earnings is made.

7.	Related Party Transactions

Certain Plan investments are shares of a collective trust that were managed by AMVESCAP and, effective April 1, 2009, are managed by Schwab Retirement. Certain Plan investments are shares of collective trusts managed by Invesco Institutional NA, Inc. and Invesco Realty Advisors, Inc. AMVESCAP served as custodian of the shares and is related to Invesco Institutional NA, Inc. and Invesco Realty Advisors, Inc. This arrangement is a party-in-interest arrangement.

The Plan and its participants have investments in common stock of the Plan Sponsor, MDC, which has been frozen for new investments. After January 2, 2008, participant contributions and employer matching contributions no longer can be in the form of MDC common stock.

8.	Concentration of Credit Risk

The Plan is required by Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Hedging Activities,” to disclose significant concentrations of credit risk regardless of the degree of such risk. At December 31, 2008 and 2007, the financial instruments, which potentially subject the Plan to a concentration of credit risk, consisted principally of cash, investments and participant loans.

The Plan provides for various investment options in common stock, collective trust and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and amounts presented in the Statements of Net Assets Available for Benefits.

M.D.C. HOLDINGS, INC.

401(k) SAVINGS PLAN

Notes To Consolidated Financial Statements (Continued)

The cash relates to money held in a unitized fund that maintains and trades shares of the Company’s common stock. Although the cash and cash equivalents exceed the F.D.I.C.’s threshold for insurability as of December 31, 2008 and 2007, the Plan believes the risk of loss to be minimal.

The participant loans are secured by the participant’s account balance and the Plan considers risk to be minimal since the loans are fully collateralized by the borrower’s account in the Plan.

Supplemental Schedules

M.D.C. Holdings, Inc. 401(k) Savings Plan Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2008	EIN 84-0622967 Plan 004

(a)	(b) Identity of issuer, borrower, lessor, or similar party	( c ) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value**

*	AMVESCAP National Trust Company	Stable Value Trust	$14,404,918

*	M.D.C. Holdings, Inc.	Common Stock	7,015,295

	The American Funds Group	Europacific Growth Fund	4,656,430

	Vanguard Funds	S&P 500 Index	4,519,024

	The American Funds Group	Growth Fund of America	3,607,028

	The American Funds Group	American Balanced Income Fund	3,553,175

	JPMorgan Chase & Company	JP Morgan Core Bond – Select	3,367,814

	Royce Funds	Total Return – Institutional Class	3,200,384

	Vanguard Funds	Windsor II ADM	2,862,953

	JPMorgan Chase & Company	JP Morgan Diversified Mid Cap Growth	2,684,359

	Vanguard Funds	Explorer	1,810,704

	Pacific Investment Management Corp.	PIMCO Real Return Bond Fund	1,662,529

	JPMorgan Chase & Company	JP Morgan Diversified Mid Cap – Value	1,072,288

*	AMVESCAP National Trust Company	Equity Real Estate Securities Trust	1,025,228

	T Rowe Price	Retirement 2020	788,861

	Pacific Investment Management Corp.	PIMCO High Yield – Admin	525,057

	T Rowe Price	Retirement 2030	448,921

	T Rowe Price	Retirement 2010	387,347

	T Rowe Price	Retirement 2040	350,906

	T Rowe Price	Retirement Fund 2050	65,624

	T Rowe Price	Retirement Inc.	38,264

*	Participant Loans	Interest rates of 5.00% - 10.00% and maturing through 2017	1,359,996

		Total investments	$59,407,105	***

*	Indicates an identified entity known to be a party-in-interest to the Plan. (See Note 6)
**	Cost information has been omitted, as all investments are participant directed.
***	Does not include Plan receivables.

M.D.C. Holdings, Inc. 401(k) Savings Plan Schedule H, Line 4j –Schedule of Reportable Transactions December 31, 2008	EIN 84-0622967 Plan 004

There were no transactions during the year ended December 31, 2008 which are required to be included in the schedule below.

(a) Identity of party involved	(b) Description of asset (include interest rate and maturity in case of a loan)	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M.D.C. HOLDINGS, INC. 401(k) Savings Plan

Dated: June 29, 2009	By:	/s/ Edward R. Gwynn Jr.
Edward R. Gwynn Jr. Vice President and Controller On behalf of the Administrative Committee of the M.D.C. Holdings, Inc. 401(k) Savings Plan, Plan Administrator

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm